News Release Exhibit 99.2

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Air Products Announces Impact of Amines Sale, Reorganization and Streamlining

LEHIGH VALLEY, Pa. (October 2, 2006) – Air Products today announced that it will record charges totaling approximately $0.32-$0.37 per share in the fourth quarter of fiscal year 2006 related to today’s announcement of the sale of its Amines business and its recently announced corporate-wide reorganization and streamlining initiatives.

Approximately half of the charges are related to the Amines business sale, including severance and other costs such as ongoing contractual obligations and contract terminations. The remainder of the charge is related to the corporate reorganization and streamlining initiatives. The company will provide final details on the restructuring charges and Amines sale when it reports fourth quarter and fiscal year-end 2006 earnings on October 25.

“We are committed to making Air Products more focused and less cyclical. Our announced organizational changes and streamlining of our management structure, coupled with the sale of our Amines business, will enable us to sharpen our focus on growth and produce higher returns on capital. We anticipate that the sale of our Polymers business in 2007 will further contribute to these goals,” said John Jones, Air Products’ chairman and chief executive officer.

In keeping with its new operating structure, Air Products will release financial details beginning in the fourth quarter of fiscal year 2006 for the following six business segments: Tonnage Gases, Merchant Gases, Electronics and Performance Materials, Healthcare, Equipment and Energy, and Chemicals. Chemicals will include the remaining Polyurethane Intermediates and Polymers businesses. The Company plans to provide historical restated financials for the new segment structure prior to its fourth quarter earnings release date.

Air Products (NYSE:APD) serves customers in technology, energy, healthcare and industrial markets worldwide with a unique portfolio of products, services and solutions, providing atmospheric gases, process and specialty gases, performance materials and chemical intermediates. Founded in 1940, Air Products has built leading positions in key growth markets such as semiconductor materials, refinery hydrogen, home healthcare services, natural gas liquefaction, and advanced coatings and adhesives. The company is recognized for its innovative culture, operational excellence and commitment to safety and the environment and is listed in the Dow Jones Sustainability and FTSE4Good Indices. The
company has annual revenues of $8.1 billion, operations in over 30 countries, and over 20,000 employees around the globe. For more information, visit www.airproducts.com.

***NOTE: This release may contain forward-looking statements. Actual results could vary materially, due to changes in current expectations.

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Media Inquiries:

Art George, tel: (610) 481-1340; e-mail: georgeaf@airproducts.com.

Investor Inquiries:

Ken Walck, tel: (610) 481-8315; e-mail: walckkm@airproducts.com.